                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 1c3G
                                 (Rule 13D-10)



                               (Amendment No. 1)

                            AVAX Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.004 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  053495-30-5
-------------------------------------------------------------------------------
                                (CUSIP Number)

            N/A  Calendar Year End Filing Pursuant to Rule 13d-2(b)
--------------------------------------------------------------------------------



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

_____________________



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                 ---------------------

CUSIP No.  053495-30-5                 13G                  Page 2 of 6 Pages
           -----------
-------------------------                                 --------------------
===============================================================================
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Petrus Fund, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            868,800.52

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             868,800.52

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       868,800.52
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
       Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

       7.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------
     *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 6 Pages

-------------------------                                 ---------------------

CUSIP No.  053495-30-5                 13G                  Page 3 of 6 Pages
           -----------
-------------------------                                 --------------------
===============================================================================
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Perot Investments, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            868,800.52

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             868,800.52

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       868,800.52
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
       Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

       7.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------
     *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 3 of 6 Pages

Item 1.
        (a)    Name of Issuer

                  AVAX Technologies, Inc.

        (b)    Address of Issuer's Principal Executive Offices

                  4520 Main Street, Suite 930
                  Kansas City, Missouri 64111

Item 2.
        (a)    Name of Person Filing

          (1)     Petrus Fund, L.P.
          (2) Perot Investments, Inc., which is the general partner of Petrus Fund, L.P.

        (b)    Address of Principal Business Office or, if none, Residence

                  (1)  12377 Merit Drive, Suite 1700
                       Dallas, Texas 75251
                  (2)  12377 Merit Drive, Suite 1700
                       Dallas, Texas 75251

        (c)    Citizenship

                  (1)  Texas
                  (2)  Texas

        (d)  Title of Class of Securities

                  (1)  Common Stock, $.004 per share
                  (2)  Common Stock, $.004 per share

             Petrus Fund, L.P. owns an aggregate of 130,339 shares of the Common Stock and has the right to acquire the other 738,461.52 shares of Common Stock covered by this Schedule 13G upon the exercise of shares of the Series C Convertible Preferred Stock, Series A Warrants and Series B Warrants of the Issuer.

        (e)  CUSIP Number:

                  (1)  053495-30-5
                  (2)  053495-30-5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check
        whether the person filing is a:     Not Applicable

Item 4. Ownership
        The following answers apply to each of Petrus Fund, L.P. and Perot Investments, Inc.



                               Page 4 of 6 Pages

        (a)    Amount Beneficially Owned: 868,800.52

        (b)    Percent of Class:  7.35%

        (c)    Number of shares as to which such person has:
               (i)    sole power to vote or to direct the vote: 868,800.52
               (ii)   shared power to vote or to direct the vote:  -0-
               (iii)  sole power to dispose or to direct the disposition of:
                         868,800.52
               (iv)   shared power to dispose or to direct the disposition
                         of: -0-

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 PETRUS FUND, L.P.
                                 By:  Perot Investments, Inc.


                                 By: /s/ Steven Balsnik
                                     -------------------
                                     Steven Blasnik
                                     President

                                     Date:  February 9, 2000


                                 PEROT INVESTMENTS, INC.



                                 By: /s/ Steven Balsnik
                                     -------------------
                                     Steven Blasnik
                                     President

                                     Date:  February 9, 2000








                               Page 6 of 6 Pages